Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Excluding interest on deposits	2.39x	2.48x	2.60x	2.42x	2.27x	2.09x	1.71x
Including interest on deposits	2.00x	2.02x	2.11x	1.95x	1.84x	1.61x	1.34x

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
(In thousands)
Income before income taxes	$89,007	$96,995	$210,375	$195,217	$184,935	$165,406	$108,274

Interest on deposits	$24,976	$29,505	$57,556	$68,167	$74,924	$118,297	$163,113
Borrowings and long-term debt	60,504	61,959	123,756	130,846	139,136	144,573	145,782
1/3 of net rental expense	3,753	3,709	7,949	7,061	7,046	6,596	5,945

Total fixed charges, including interest on deposits	$89,233	$95,173	$189,261	$206,074	$221,106	$269,466	$314,840

Total fixed charges, excluding interest on deposits	$64,257	$65,668	$131,705	$137,907	$146,182	$151,169	$151,727